Exhibit 5

AVRICORE HEALTH INC.

Date: May 25, 2026

RE: Meeting of the shareholders of Avricore Health Inc. to be held on June 18, 2026 (the “Meeting”)

I Kiki Smith, the CFO and Corporate Secretary of Avricore Health Inc. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;
(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and
(c)	Avricore Health Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

“Kiki Smith”
Kiki Smith
CFO and Corporate Secretary of
Avricore Health Inc.

Avricore Health Inc.

Suite 1120-789 West Pender Street

Vancouver, BC V6C 1H2